Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 21, 2020

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquiqny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
HW Opportunities MP Fund S000070526

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on November 30, 2020, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 106 to its registration statement. PEA No. 106 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on October 15, 2020, for the purposes of registering a new series of the Trust, the HW Opportunities MP Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 106.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus - General Comment

1.Staff Comment: In compliance with Rule 313 of Regulation S-T, please update the series and class identifiers for the Trust in EDGAR to reflect the ticker symbols for each class of the Fund.

Response: The Trust responds by representing that the series and class identifier and ticker symbol for the Fund will be added to EDGAR once the ticker symbol has been determined.

Prospectus – Summary Section – Fees and Expense of the Fund

2.Staff Comment: Please update the narrative disclosure immediately preceding the Fees and Expense of the Fund table clarify that the table describes the fees and expenses that a shareholder may pay if a shareholder were to “buy, sell and hold shares of the Fund”.

Response: The Trust responds by making the requested revision.

3.Staff Comment: The Staff takes the position that fees and expenses are material and should be reviewed. Please provide the Staff with changed pages with the updated Fees and Expenses of the Fund table and Expense Example. The Staff may have additional comments.

Response: The Trust responds by providing the completed Fees and Expense of the Fund table and Expense Example:

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees(1)	0.00%
Distribution and service (Rule 12b-1) fees	None
Other expenses	0.91%
Total annual fund operating expenses	0.91%
Expense reimbursement	-0.91%
Total annual fund operating expenses after expense reimbursement(2)	0.00%

1 Hotchkis & Wiley Capital Management, LLC (the “Advisor”) will not charge a management fee for advisory services to the Fund. Shareholders should be aware, however, that the Fund is an integral part of separately managed account programs, and the Advisor and its affiliates will be compensated directly or indirectly by separately managed account program sponsors or program participants for managed account advisory services.

2 The Advisor has agreed to reimburse 100% of the Fund’s operating expenses (other than interest, brokerage, taxes and extraordinary expenses) (the “Expense Cap”). The Advisor may not recoup amounts subject to the Expense Cap in future periods. This arrangement cannot be terminated prior to December 31, 2022 without the Board of Trustees’ consent.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap for the duration of the Expense Cap only). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
HW Opportunities MP Fund	$0	$102

4.Staff Comment: The Staff notes that the disclosure in footnote 1 to the Fees and Expense of the Fund table states that the Advisor is compensated “directly or indirectly by separately managed account program sponsors or program participants for managed account advisory services.” Please explain in correspondence how the wrap fee charged to investors is determined and confirm that all investors will pay the same internal advisory fee for investing in the Fund. In other words, is the variation in wrap fees charged to each investor based on factors other than Fund advisory services? If not, please provide additional legal analysis explaining why your arrangement is appropriate. Also, please explain to the Staff how the Section 15 process operates in this context.

Response: The Trust responds by supplementally confirming that all Fund investors will pay the same internal advisory fee for investing in the Fund. The Trust further responds by confirming that any variation in the wrap program fee is based on factors other than advisory services provided to the Fund, such as individualized services provided at the managed account level.

5.Staff Comment: To the extent the Expense Cap is subject to a recoupment provision, please describe the terms in footnote 2. The Staff may have further comments.

Response: The Trust responds by revising footnote 2 as follows (changes shown in underline):

“The Advisor has agreed to reimburse 100% of the Fund’s operating expenses (other than interest, brokerage, taxes and extraordinary expenses) (the “Expense Cap”). The Advisor may not recoup amounts subject to the Expense Cap in future periods. This arrangement cannot be terminated prior to December 31, 2022 without the Board of Trustees’ consent.”

Prospectus – Summary Section – Principal Investment Strategy

6.Staff Comment: The Staff notes that, currently, the thrust of the strategy disclosure includes a wide range of investment types that can be selected for the Fund and the discretion that the Advisor has to select from such investments. However, the disclosure offers limited guidance as to how the Advisor selects and constructs the portfolio as a whole or any related portfolio constraints. Please revise the principal investment strategy disclosure using clear and understandable language to provide enhanced disclosure regarding the Advisor’s portfolio construction and investment selection processes. Please note that the Principal Investment Strategy should be presented as a discussion of the strategies on which the Fund will rely rather than those the Fund may use.

Response: The Trust responds by revising the principal investment strategy disclosure as follows (changes shown in underline and strikethrough):

“The Fund normally invests in equity securities, such as common stocks and preferred stock ~~and convertible securities,~~ of any size market capitalization, and investment grade and high yield (“junk bonds”) fixed income securities. The Advisor selects companies that it believes have strong capital appreciation potential. The Fund also intends to invest a significant portion of its assets in companies in the financial sector. The Fund may invest in foreign (non-U.S.) securities. ~~The Fund may also gain exposure to these instruments through the purchase or sale of derivatives, specifically options on securities, securities indexes and on foreign currencies, forward contracts, swaps, and structured instruments, including without limitations, participation notes, certificates and warrants. The Fund may also purchase put options for downside protection where the Advisor believes the underlying security is overvalued or as an attempt to “hedge” or limit the exposure of the Fund’s position in an equity security and protect against a substantial decline in market value.~~ The Fund is classified as a “non-diversified fund” under the Investment Company Act of 1940, which means that a relatively high percentage of the Fund’s assets may be invested in a limited number of issuers.

The Fund seeks to invest in companies whose future prospects are misunderstood or not fully recognized by the market. The Fund employs a fundamental value investing approach which seeks to exploit market inefficiencies ~~created by irrational investor behavior~~. To identify these investment opportunities, the Fund employs a disciplined, bottom-up investment process highlighted by rigorous, internally-generated fundamental research, focusing on investment parameters such as a company’s tangible assets and sustainable cash flow. With the exception of ~~diversification guidelines~~ maintaining the Fund’s status as a non-diversified fund, the Fund does not employ predetermined rules for sales; rather, the Fund evaluates each sell candidate based on the candidate’s specific risk and return characteristics, which include: 1) relative valuation; 2) fundamental operating trends; 3) deterioration of fundamentals; and 4) diversification guidelines. The Advisor also may engage in active and frequent trading of the Fund’s securities in order to achieve its investment objective.”

7.Staff Comment: Please describe the strategy the Advisor employees to determine when convertible securities would be more advantageous or when to invest in preferred stock rather than common stock. Similarly, please describe the Advisor’s strategy for making choices between the various derivatives listed.

Response: Please see the Trust’s response to Staff Comment 6 above removing derivatives and convertible securities as a principal investment strategy of the Fund. The Trust further responds by noting that the Adviser performs a bottom-up analysis of each security it purchases for the Fund, and does not necessarily make decisions between common stocks and preferred stocks. Accordingly, the Trust respectfully declines to make any revisions related to selection of preferred stock versus common stock.

8.Staff Comment: To the extent the Fund will invest significantly in a geographic region, industry or sector, please disclose and provide appropriate quantitative and qualitative disclosures. In addition, please add specific risk disclosures to the Fund’s identified foci.

Response: The Trust responds by confirming that the Fund intends to have significant exposure to the the financial sector, but that the Fund does not have any set criteria for the amount of the portfolio that will be invested in the financial sector. Accordingly, the Trust has added the following disclosure to Item 4 and Item 9:

“The Fund also intends to invest a significant portion of its assets in companies in the financial sector.”

9.Staff Comment: Please clarify the criteria that the Advisor uses to select the specific futures contracts and options used to increase or decrease exposure to specific markets. For example, describe the types of features the Advisor considers in choosing from the available universe of options contracts or structured instruments.

Response: The Trust responds by supplementally confirming that futures contracts and options are not a principal investment strategy of the Fund. Please also see the Trust’s response to Staff Comments 6 and 7 above.

10.Staff Comment: Please explain in practical terms what is meant by “exploit market inefficiencies created by irrational investor behavior” and illustrate with examples.

Response: The Trust responds by revising the disclosure as follows (changes shown in strikethrough):

“The Fund employs a fundamental value investing approach which seeks to exploit market inefficiencies ~~created by irrational investor behavior~~.”

11.Staff Comment: The principal investment strategy discloses that “With the exception of diversification guidelines, the Fund does not employ predetermined rules for sales.” If the Fund is not diversified, please explain what this disclosure means and tell investors why that matters. If you intend to say that you will sell holdings to maintain the Fund’s status as a diversified fund, please say this explicitly. In either case, clarify the disclosure so that the Fund’s diversification status is clear and the impact of that status if fully explained.

Response: The Trust responds by revising the applicable disclosure as follows (changes shown in underline and strikethrough):

“With the exception of ~~diversification guidelines~~ maintaining the Fund’s status as a non-diversified fund, the Fund does not employ predetermined rules for sales.”

Prospectus – Summary Section – Payments to Broker-Dealers and Other Financial Intermediaries

12.Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by supplementally confirming that the Fund will not be advised by or sold through an insured depositary institution. However, the Fund will add the following disclosure:

“An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Prospectus – Summary Section – Principal Risks

13.Staff Comment: The Market Risk factor summarizes the broad impact of the COVID-19 pandemic but does not indicate how these consequences pose a threat to this specific Fund. Please add language to the Item 4 risk factor summarizing the consequences described in the parallel Item 9 language.

Response: The Trust responds by revising the Market Risk Factor as follows (changes shown in underline):

“Market Risk. Market risk is the risk that the market price of securities owned by the Fund may go down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. Adverse market events may also lead to increased shareholder redemptions, which could cause the Fund to experience a loss or difficulty in selling investments to meet such redemptions. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events may also lead to increased shareholder redemptions, which could cause the Fund to experience a loss or difficulty in selling investments to meet such redemptions. For example, the novel coronavirus (COVID-19), which was first reported in China in December 2019, has resulted in, among other things, stressors to healthcare service infrastructure, country border closings, business closings, and disruptions to supply chains and customer activity as well as the widespread shutdown of large sections of world economies. The foregoing could impair the Fund’s ability to maintain operational standards (such as with respect to satisfying redemption requests), disrupt the operations of the Fund’s service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance, and overall prevent the Fund from implementing its investment strategies and achieving its investment objective.”

14.Staff Comment: Please supplement the Item 4 and Item 9 strategy disclosure to include a reference to the principal investment strategies giving rise to the Financial Sector Risk.

Response: The Trust responds by adding the following disclosure to the Item 4 and Item 9 strategy disclosure:

“The Fund intends to invest a significant portion of its assets in companies in the financial sector.”

15.Staff Comment: If investments in variable and floating rate loans are principal to the Fund’s achievement of its investment objective, please disclose in Item 4 and Item 9 and supplement the summary of principal risks. If not principal, please remove floating rate loan language risk disclosure from the Interest Rate Risk factor in Item 9.

Response: The Trust responds by supplementally stating that variable and floating rate loans are not part of the Fund’s principal investment strategy. Accordingly, the Trust responds by removing in its entirety the second full paragraph under “Interest Rate Risk” in Item 9.

16.Staff Comment: If the use of repurchase agreements – identified in Credit Risk – is a principal strategy, please state as such in the principal investment strategies section of Item 4 and Item 9. If not, please delete the references in the applicable risk factors.

Response: The Trust responds by revising the risk factor as follows (changes shown in strikethrough):

“Credit Risk. The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract~~, repurchase agreement~~ or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.”

17.Staff Comment: If investments in unrated securities are principal to the Fund’s achievement of its investment objective, please add disclosure in Item 4 and Item 9 strategy discussions.

Response: The Trust responds by revising the risk disclosure as follows:

“High Yield Risk. The Fund’s investments in high yield securities ~~and unrated securities of similar credit quality~~ (commonly known ~~as “high yield securities” or~~ “junk bonds”) may subject the Fund to greater levels of credit, call and liquidity risk than funds that do not invest in such securities. High yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments. While offering a greater potential opportunity for capital appreciation and higher yields, high yield securities typically entail greater potential price volatility and may be less liquid than higher-rated securities of similar maturity. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its entire investment.”

18.Staff Comment: If investments in futures and/or over-the-counter derivatives are principal to the Fund’s achievement of its investment objective, please disclose in Item 4 and Item 9 strategy discussions. If not, please remove such references in the risk factor.

Response: The Trust responds by supplementally stating that derivatives are not part of the Fund’s principal investment strategy. Accordingly, the Trust has removed “Derivatives Risk” in Item 4 and Item 9.

19.Staff Comment: If addressing each of preferred stocks, convertible stocks and warrants as principal strategies of the Fund, please consider adding risk disclosure specific to those instruments.

Response: The Trust responds by supplementally stating that convertible stocks and warrants will not be principal investment strategies of the Fund. The Trust further responds by revising the Equity Securities Risk disclosure as follows (changes shown in underline and strikethrough):

Equity Securities Risk. Equity securities, both common and preferred stocks ~~as well as convertible stocks and warrants~~, have greater price volatility than fixed income securities. The market price of equity securities owned by the Fund may go down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally or particular industries represented by those markets. Preferred stocks are subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

Prospectus – Summary Section – Performance

20.Staff Comment: In your response letter, please identify the broad-based securities market index against which the Fund will compared going forward. In addition, the Staff expects that going forward the narrative disclosure immediately preceding the performance section will note that the Fund’s performance does not include the effect of managed account fees and expenses.

Response: The Trust responds by supplementally stating that the Fund intends to use the Russell 3000® Value Index as its broad-based securities market index. The Trust further responds by noting that it will add appropriate disclosure to clarify that the Fund’s performance does not reflect the fees and expenses paid by participants in separately managed account programs to program sponsors.

Prospectus – Investment Objective, Principal Investment Strategies, and Related Risks

21.Staff Comment: The Item 9 principal investment strategy disclosure provides less information that the disclosure contained in Item 4. However, the Staff notes that Item 4 should be a summary of Item 9 disclosure. Specifically, please include a discussion of any “policy, practice, or technique used by the Fund to achieve its investment objectives”. See Instruction 1 to See Item 9(b)(2).

Response: The Trust responds by adding the following disclosure to Item 9:

“Principal Investment Strategy
The Fund normally invests in equity securities, such as common stocks and preferred stock of any size market capitalization, and investment grade and high yield (“junk bonds”) fixed income securities. The Advisor selects companies that it believes have strong capital appreciation potential. In implementing the principal investment strategy, the Fund intends to invest a significant portion of its assets in companies in the financial sector. The Fund is classified as a “non-diversified fund” under the Investment Company Act of 1940, which means that a relatively high percentage of the Fund’s assets may be invested in a limited number of issuers when compared to a diversified fund.

Equity securities, such as common stock and preferred stock, represent an ownership interest, or the right to acquire an ownership interest, in an issuer and have greater price volatility than fixed income securities. Preferred stock normally pays dividends at a specified rate and has precedence over common stock in the event the issuer is liquidated or declares bankruptcy. The Fund may also invest in foreign (non-U.S.) securities. The Advisor generally considers an instrument to be economically tied to a non-U.S. country if the issuer is a foreign government (or any political subdivision, agency, authority or instrumentality of such government), or if the issuer is organized under the laws of a non-U.S. country.

22.Staff Comment: Please reconsider whether investors would be better served by principal risk summary that present the information to call attention to the risks of greatest significance rather than presenting alpha order.

Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

23.Staff Comment: Municipal bonds are only addressed in the context of Item 9 Credit Risk disclosure. If municipal bonds are a principal investment strategy for the Fund, please refer to municipal bonds in the strategy and risk disclosure in Item 4. Otherwise, please consider removing the last sentence of Credit Risk in Item 9.

Response: The Trust responds by supplementally confirming that investments in municipal bonds are not a principal investment strategy of the Fund and by making the requested revision to Credit Risk in Item 9.

24.Staff Comment: The discussion of convexity in the Interest Rate Risk factor in Item 9 notes that securities with negative convexity may include “bonds with traditional call features and certain mortgage-backed securities.” If the Fund intends to invest in mortgage-backed securities, please add appropriate strategy and risk disclosure. If not, please represent in your response that the Fund will not be so invested.

Response: The Trust responds by supplementally representing that the Fund does not intend to invest in mortgage-backed securities as a principal investment strategy.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

_______________________
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP
Anna Marie Lopez, Hotchkis and Wiley Capital Management, LLC